GTE CORPORATION

                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549



                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                                  GTE CORPORATION

            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904










                                 GTE CORPORATION

           SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND DECEMBER 31, 1993

                                  TOGETHER WITH

                                 AUDITORS' REPORT



                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  To the Plan Administrator of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees:

      We have audited the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                        ARTHUR ANDERSEN LLP

  Stamford, Connecticut
  June 9, 1995

                                                    GTE CORPORATION
                              SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                   DECEMBER 31, 1994


                                                          Fidelity        Fidelity
                                             GTE        U.S. Equity     Broad Duration
                                            Stock     Index Collective    Collective      Income       Loan
                                          Portfolio      Trust Fund         Trust        Portfolio     Fund       Total
                                                                       (Thousands of Dollars)
  ASSETS:

  Investments in Master Trust              $18,118        $4,435            $779           $8,351     $4,121     $35,804

  Receivables                                1,725            34               7               47        -         1,813


  NET ASSETS AVAILABLE FOR PLAN BENEFITS   $19,843        $4,469            $786           $8,398     $4,121     $37,617




                                 The accompanying notes are an integral part of this statement.


                                                    GTE CORPORATION
                              SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                   DECEMBER 31, 1993


                                                      Fidelity          Fidelity
                                           GTE       U.S. Equity     Broad Duration
                                          Stock    Index Collective    Collective      Income      Loan
                                        Portfolio     Trust Fund         Trust        Portfolio    Fund       Total
                                                                   (Thousands of Dollars)
  ASSETS:

  Investments in Master Trust             $72,365     $13,698          $1,422         $25,852    $4,246    $117,583

  Receivables                               1,968          79              15             141       -         2,203

  NET ASSETS AVAILABLE FOR PLAN BENEFITS  $74,333     $13,777          $1,437         $25,993    $4,246    $119,786




                                 The accompanying notes are an integral part of this statement.
                                                    GTE CORPORATION
                              SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                         FOR THE YEAR ENDED DECEMBER 31, 1994

                                                      Fidelity        Fidelity
                                         GTE        U.S. Equity     Broad Duration
                                        Stock     Index Collective    Collective      Income      Loan
                                      Portfolio      Trust Fund         Trust        Portfolio    Fund        Total
                                                                   (Thousands of Dollars)
  Interest and Dividends               $ 1,731        $    -           $   -         $    -     $    78     $  1,809

  Net Investment Gain (Loss)            (3,170)           256             (16)           657         -        (2,273)

  Contributions (Note 3):
    Employee                             2,268          1,808             731          4,401         -         9,208
    Employer                             1,631            -               -              -           -         1,631

  Transfer to Another Plan (Note 5)    (55,681)       (10,826)         (1,297)       (19,984)        -       (87,788)

  Net Transfers Between Funds             (187)            56             (25)           156         -            -

  Participant Loans:
    Repayments                             408             42               8            110       (568)          -
    Withdrawals                           (633)           (46)            (16)          (152)       847           -

  Withdrawals and Terminations            (857)          (598)            (36)        (2,783)      (482)      (4,756)

  INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING
  THE YEAR                             (54,490)        (9,308)           (651)       (17,595)      (125)     (82,169)

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - beginning of year          74,333         13,777           1,437         25,993      4,246      119,786

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - end of year               $19,843        $ 4,469          $  786        $ 8,398    $ 4,121     $ 37,617

                                 The accompanying notes are an integral part of this statement.
                                                       GTE CORPORATION
                                 SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                             FOR THE YEAR ENDED DECEMBER 31, 1993

                                                      Fidelity        Fidelity
                                         GTE        U.S. Equity     Broad Duration
                                        Stock     Index Collective    Collective      Income     Loan
                                      Portfolio      Trust Fund         Trust        Portfolio   Fund       Total
                                                                   (Thousands of Dollars)
  Interest and Dividends              $ 12,060      $   -            $  -          $     -     $ 1,973   $ 14,033

  Net Investment Gain                   23,612        4,984             987           11,485       -       41,068

  Contributions (Note 3):
    Employee                            17,715        4,789             753           11,747       -       35,004
    Employer                             1,734          -               -                -         -        1,734

  Transfer to Another Plan (Note 5)   (344,041)     (53,104)         (9,293)        (183,855)  (47,509)  (637,802)

  Net Transfers Between Funds              374          982             175           (1,531)      -          -

  Participant Loans:
    Repayments                           8,839        1,363             258            4,288   (14,748)       -
    Withdrawals                        (13,889)      (1,684)           (320)          (5,316)   21,209        -

  Withdrawals and Terminations         (40,333)      (5,339)           (964)         (22,130)      186    (68,580)

  DECREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS DURING THE YEAR   (333,929)     (48,009)         (8,404)        (185,312)  (38,889)  (614,543)

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - beginning of year         408,262       61,786           9,841          211,305    43,135    734,329

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - end of year              $ 74,333      $13,777          $1,437         $ 25,993   $ 4,246   $119,786

                                 The accompanying notes are an integral part of this statement.

                                 GTE CORPORATION
           SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS




  (1) Description of the Plan:

      The GTE Corporation ("GTE") Savings, Investment & Tax-Deferral Plan for Hourly Employees ("Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide eligible employees of GTE's subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is available to an employee of GTE or a Participating Affiliate who (i) is in a unit covered by a collective bargaining agreement between the Company or one or more Participating Affiliates and a collective bargaining agent; or (ii) is a nonunion hourly paid employee of GTE or a Participating Affiliate if GTE or such Participating Affiliate has agreed, by resolution of its board of directors, to be come a co-sponsor under the Plan for such employees. "Eligible Employee" does not include any of the following:

              (a) an active participant in the GTE Hourly Savings Plan or the GTE Savings Plan;

              (b) a nonresident alien who does not receive compensation from GTE or a Participating Affiliate, which constitutes earned income from sources within the United States;

              (c) a "leased employee" within the meaning of Section 414(n) of the Internal Revenue Code;

              (d) an individual retained by GTE or a Participating Affiliate pursuant to a contract or agreement that specifies that the employee is not eligible to participate in the Plan; and

              (e) an individual whose basic compensation for services rendered on behalf of GTE or a Participating Affiliate is not paid directly by GTE or a Participating Affiliate.

      An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

      GTE contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service. For participants with less than five years of service, GTE matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

                                 GTE CORPORATION
           SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


        Through December 31, 1994, each participant directed their contributions to be invested in any of four funds. Participants are permitted to make changes to their investment choices once every six months. A description of the investment choices follows:

     GTE Stock Portfolio        -  The GTE Stock Portfolio invests
                                   principally in GTE shares of common stock.
                                   A portion of the GTE Stock Portfolio may also be invested in high-grade short-term obligations and money market instruments.

     Fidelity U.S. Equity       -  The Fidelity U.S. Equity Index Collective
     Index Collective              Trust Fund invests primarily in common
     Trust Fund                    stocks with the objective of providing
                                   investment results that correspond to the total return (capital changes and income) of common stocks publicly traded in the United States, as represented by the Standard and Poor's 500 Composite
                                   Stock Price Index.

     Fidelity Broad Market      -  The Fidelity Broad Market Duration
     Duration Collective           Collective Trust invests in a diversified
     Trust                         portfolio of securities that may include
                                   U.S. Treasury and U.S. government agency obligations, corporate, supranational, asset-backed, and mortgage-backed debt securities and financial futures and options.

     Income Portfolio           -  The Income Portfolio invests principally
                                   in investment contracts issued by
                                   insurance companies and banks.  The Income
                                   Portfolio may also invest in synthetic
                                   investment contracts through the purchase of debt obligations such as mortgage-backed securities and asset-backed securities that include a book value liquidity guarantee.

                                 GTE CORPORATION
           SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


        A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans.

        Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, they are reinvested according to the participants' current investment choices. Short-term loan terms are from six months to five years while long-term loan terms for the purchase of a primary residence are from sixty-six months to twenty years.

        The Plan participates in a master trust and, along with other plans, owns a percentage of the assets in the master trust. These percentages are based on a pro rata share of the trust assets. At December 31, 1994, the Plan owned 1% of the assets in the master trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the master trust as a percentage of the total participation in such funds and portfolios.

        Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds of the Plan. Administrative expenses of the Plan are paid by the Participating Affiliates. GTE Service Corporation is the Plan administrator.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

        An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

  (2)   Accounting Policies:

        The accompanying financial statements have been prepared on the accrual basis of accounting. Reclassifications of prior year data have been made in the financial statements where appropriate to conform to the 1994 presentation.

        The GTE Stock Portfolio is valued at the last published sales price on the last business day of the year on the composite listing of the New York Stock Exchange.
                                  GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


        Securities listed on national securities exchanges are valued at closing sales prices on such exchanges or, in the absence of closing sales prices, at the mean of the last published bid and asked prices or the last published sales price, whichever is more recent. Nonlisted securities are valued at either the mean of the most recent published bid and asked prices or by officers of the Trustee.

        Investment contracts in the Income Portfolio are stated at contract amount plus reinvested interest. Promissory notes in the Loan Fund are stated at remaining principal.

        Interest and dividends earned on underlying securities in the Income Portfolio are reinvested in the fund and are not remitted to the Plan. Accordingly, interest and dividends in are included in the net investment gain (loss) line item in the accompanying Statements of Changes in Net Assets Available for Plan Benefits with Fund Information.

         Realized and unrealized gains and losses of Plan assets are based on the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the year. In 1994, the GTE Stock Fund had a realized loss on sale of investment of $1.1 million. In 1993, the GTE Stock Fund had a realized gain on sale of investment of $0.6 million. In 1994, the GTE Stock Fund had an unrealized loss on sale of investment of $2.1 million. In 1993, the GTE Stock Fund had an unrealized gain on sale of investment of $23.0 million.

  (3)   Contributions:

        The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value of up to 50% of the initial 6% of the employees' contributions not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contribution to the Plan for the 1994 Plan year was limited to $9,240. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1994 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions was based was limited to $150,000.

        Matching contributions in the form of GTE common stock into the GTE Stock Portfolio are generally made within 60 days after the end of the Plan year. In general, participants cannot redirect these shares into other investment choices. Contributions for the 1994 and 1993 Plan years were 48,583 shares and 52,714 shares, respectively.
                                  GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


  (4)    Tax Status:

         The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from Federal income tax. Management amended the Plan in 1995 to comply with the final rulings of the Tax Reform Act of 1986, as amended, and has filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k) and 501 of the Code will be received in due course.

  (5)   Transfer to Another Plan:

         During 1994 and 1993, net assets of Plan participants totaling $86 million and $638 million, respectively, were transferred out of the Plan to the GTE Hourly Savings Plan as a result of labor unions negotiating to participate in such plan.

         During 1994, net assets of Plan participants totaling $2 million were transferred from the Plan to savings plans of Citizens Utilities Company, resulting from the sale of certain non-strategic local-exchange telephone properties.

                                        GTE CORPORATION
                  SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                              SCHEDULE OF INVESTMENTS IN MASTER TRUST
                                      (thousands of dollars)


                                                           1994                   1993

  FIDELITY FUNDS:

  Equity - Income Fund                                 $  152,380             $  142,560
  Overseas Fund                                           117,757                 86,633
  U.S. Equity Index Collective Trust Fund                 112,306                131,013
  Retirement Government Money Market Portfolio             78,287                 45,128
  Magellan Fund                                           307,397                282,612
  Broad Market Duration Collective Trust                      779                  1,422
  Conservative Strategy Portfolio                         515,488                556,015
  Conservative Growth Strategy Portfolio                  221,646                228,880
  Moderate Growth Strategy Portfolio                      257,401                249,088
  Long-Term Growth Strategy Portfolio                     204,259                177,260

  OTHER FUNDS:

  GTE Stock Portfolio                                   1,196,697              1,410,604
  ESOP Shares Fund                                        724,649                850,243
  Loan Fund                                               176,034                173,313
  Income Portfolio                                          8,351                 25,852

      Total                                            $4,073,431             $4,360,623




                     The accompanying notes are an integral part of this schedule.

                                                        GTE CORPORATION
                                  SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                                           Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                       (thousands of dollars)


                                                        December 31, 1994               December 31, 1993
                                                   Dividends     Net Investment     Dividends   Net Investment
                                                  & Interest       Gain (Loss)     & Interest        Gain
  FIDELITY FUNDS:

  Equity - Income Fund                               $ 14,713       $ (14,699)       $  4,119      $ 11,122
  Overseas Fund                                         2,004          (2,019)          1,296        11,598
  U.S. Equity Index Collective Trust Fund                 -             1,704             -          21,397
  Retirement Government Money Market Portfolio          2,494             -               917             3
  Magellan Fund                                        11,984         (18,123)         23,172         7,337
  Broad Market Duration Collective Trust                  -               (16)            -             987
  Conservative Strategy Portfolio                         -            28,189             -          41,707
  Conservative Growth Strategy Portfolio                  -             9,554             -          14,289
  Moderate Growth Strategy Portfolio                      -             8,186             -          17,772
  Long-Term Growth Strategy Portfolio                     -             6,503             -          16,366

  OTHER FUNDS:

  GTE Stock Portfolio                                  74,534        (183,332)         61,959        40,045
  ESOP Shares Fund                                     46,000        (107,957)         45,568         8,859
  Loan Fund                                            10,046             -             9,187           -
  Income Portfolio                                        -               657             -          11,485

      Total                                          $161,775       $(271,353)       $146,218      $202,967




                                 The accompanying notes are an integral part of this schedule.


                               GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                     SAVINGS & INVESTMENT MASTER TRUST



                             Notes to Schedules


  (1) The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

  (2) Funds invested in contracts with insurance companies represented 68% of the Conservative Strategy Portfolio consisting of 56 investment contracts held with 24 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 3 below and Confederation Life Insurance and Annuity Company (Confederation) discussed in note 4 below, at December 31, 1994, were rated A- or better by Standard & Poor's as of December 31, 1994. The investment contracts, excluding Mutual Benefit and Confederation Life, bear interest rates ranging from 5.28% to 9.23% and have scheduled maturities from January 3, 1995 to May 25, 2001.

  (3) At December 31, 1994, the Income Portfolio had an investment contract with Mutual Benefit which represented approximately 7% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1994, this investment is carried at contract value of $34.9 million in the master trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1993 and 1994, the contract was credited with interest at a rate of 3.5%. During 1995, interest will be credited at 3.55%. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract.

  (4) At December 31, 1994, the Income Portfolio had three investment contracts with Confederation, which represented approximately 3% of the Conservative Strategy Portfolio's investments and are less than 1% of the master trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions. As of December 31, 1994, the workout of the appropriation of assets had not been completed. At December 31, 1994, this investment is carried at contract value of $13.3 million in the master trust.




                                     SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                GTE CORPORATION
                                    SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN
                                              FOR HOURLY EMPLOYEES
                                                       (Name of Plan)



  Date     June 27, 1995                By       Lawrence R. Whitman
                                                 (Lawrence R. Whitman)
                                             Vice President and Controller








                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
  Corporation's previously filed Registration Statement on Form S-8 (File No. 33-46612).






                                         ARTHUR ANDERSEN LLP


  Stamford, Connecticut
  June 23, 1995